SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                 Amendment No. 2
                                       to
                                   SCHEDULE TO

         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                               -------------------

                               SECURED INCOME L.P.
                            (Name of Subject Company)

     MP FALCON GROWTH 2, LLC; MP VALUE FUND 6, LLC; MPF DEWAAY FUND 2, LLC;
        MP INCOME FUND 18, LLC; MACKENZIE PATTERSON SPECIAL FUND 7, LLC; ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, L.P.; MACKENZIE SPECIFIED
          INCOME FUND, L.P.; MACKENZIE PATTERSON SPECIAL FUND 5, LLC;
  MP INCOME FUND 16, LLC; MACKENZIE PATTERSON FULLER, INC.; and C.E. PATTERSON

                                    (Bidders)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                    813901105
                      (CUSIP Number of Class of Securities)
                             -----------------------

                                                Copy to:
Christine Simpson                               Chip Patterson, Esq.
MacKenzie Patterson Fuller, Inc.                MacKenzie Patterson Fuller, Inc.
1640 School Street                              1640 School Street
Moraga, California  94556                       Moraga, California  94556
(925) 631-9100 ext.224                          (925) 631-9100 ext. 206
http://www.mpfi.com                             http://www.mpfi.com

                     (Name, Address, and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

           Transaction                                     Amount of
           Valuation*                                      Filing Fee

           $3,400,000                                      $430.78

* For purposes of calculating the filing fee only. Assumes the purchase of 100,000 Units at a purchase price equal to $34 per Unit in cash.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:            $380.10
         Form or Registration Number:       SC TO-T and SC TO-T/A
         Filing Party:                      MacKenzie Patterson Fuller, Inc.
         Date Filed:                        September 23, 2004; October 5, 2004

 [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

 Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going private transaction subject to Rule 13e-3
[ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

The Schedule TO filed as of September 23, 2004 and amended October 5, 2004 by the above-named bidders is hereby amended as set forth below. Items not amended remain unchanged, and capitalized terms are used as defined in the original Schedule.

                                  TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by MP FALCON GROWTH 2, LLC; MP VALUE FUND 6, LLC; MPF DEWAAY FUND 2, LLC; MP INCOME FUND 18, LLC; MACKENZIE PATTERSON SPECIAL FUND 7, LLC; ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, L.P.; MACKENZIE SPECIFIED INCOME FUND, L.P.; MACKENZIE PATTERSON SPECIAL FUND 5, LLC; and MP INCOME FUND 16, LLC (collectively the "Purchasers") to purchase up to 100,000 Units of limited partnership interest (the "Units") in Secured Income L.P., a Delaware limited partnership (the "Partnership"), the subject company, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 22, 2004, as amended October 5, 2004 and hereby (the "Offer to Purchase") and the related Amended Letter of Transmittal, a copy of which is attached hereto as Exhibit
(a)(2). The Offer to Purchase and all related documents are hereby amended to increase the Purchase Price in the Offer from $30.00 per Unit to $34.00 per Unit, less the amount of any distributions declared or made with respect to the Units between October 22, 2004 (the "Offer Date") and November 5, 2004 or such other date to which this Offer may be extended (the "Expiration Date"). All references to Purchase Price shall mean $34.00 per Unit. As noted above, the Offer price would be subject to reduction for distributions made or declared prior to the Expiration Date. Any distributions made or declared after the Expiration Date, by the terms of the Offer and as set forth in the Letter of Transmittal, would be assigned by tendering Unit holders to the Purchasers. MacKenzie Patterson Fuller, Inc. and C.E. Patterson are named as "bidders" herein because each is deemed to control the Purchasers, but neither party is otherwise participating in the offer described in this schedule.

         In the event of a price reduction resulting from a Partnership distribution declared or made after the Offer Date and before the Expiration Date, as described above, the Purchasers will file an amendment to this Schedule TO reflecting such reduction and will, to the extent necessary, extend the Expiration Date to assure there is a minimum ten business day period following the amendment before the Offer expires.

         Tender of Units will include the tender of any and all securities into which the Units may be converted and any securities distributed with respect to the Units from and after the Offer Date.

         The Partnership had 971 holders of record owning an aggregate of 984,369 Units as of December 31, 2003, according to its annual report on Form 10-K for the year ending December 31, 2003. The Purchasers and their affiliates currently beneficially own a total of 45,888 Units, or approximately 4.7% of the outstanding Units, and 4,408 Units have been tendered by securities holders and not withdrawn pursuant to the Offer. The 100,000 Units subject to the Offer constitute 10.2% of the outstanding Units. Consummation of the Offer, if all Units sought are tendered, would require payment by the Purchasers of up to $3,400,000 in aggregate purchase price, which the Purchasers intend to fund out of their current working capital.

         The address of the Partnership's principal executive offices is 599 W. Putnam Avenue, Greenwich, Connecticut 06830, and its phone number is (203) 869-0900.

         The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement.

Item 12. Exhibits.
         --------

         (a)(1) Offer to Purchase dated September 22, 2004*

         (a)(2) Amended Letter of Transmittal

         (a)(3) Form of Letter to Unit holders dated September 22, 2004*

         (a)(5) Form of Letter to Unit holders dated October 5, 2004**

         (a)(6) Form of Letter to Unit holders dated October 22, 2004

         (a)(7) Notice of Withdrawal from West Putnam Housing Investors III, LLC Tender Offer**

         (a)(8) Press release

* Previously filed and incorporated by reference from the Schedule TO filed with the SEC by the Purchasers on September 23, 2004

** Previously filed and incorporated by reference from the amended Schedule TO filed with the SEC by the Purchasers on October 5, 2004

         (b)- (h) Not applicable.

                                   SIGNATURES


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   October 22, 2004

MACKENZIE PATTERSON FULLER, INC.

By:      /s/ Christine Simpson
         Christine Simpson, Vice President

MP FALCON GROWTH 2, LLC
By MacKenzie Patterson Fuller, Inc., Manager

By:      /s/ Christine Simpson
         Christine Simpson, Vice President

MP VALUE FUND 6, LLC
By MacKenzie Patterson Fuller, Inc., Manager

By:      /s/ Christine Simpson
         Christine Simpson, Vice President

MPF DEWAAY FUND 2, LLC
By MacKenzie Patterson Fuller, Inc., General Partner

By:      /s/ Christine Simpson
         Christine Simpson, Vice President

MP INCOME FUND 18, LLC
By MacKenzie Patterson Fuller, Inc., Manager

By:      /s/ Christine Simpson
         Christine Simpson, Vice President

MACKENZIE PATTERSON SPECIAL FUND 7, LLC
By MacKenzie Patterson Fuller, Inc., Manager

By:      /s/ Christine Simpson
         Christine Simpson, Vice President

             ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, L.P.; By MacKenzie Patterson Fuller, Inc., General Partner

By:      /s/ Christine Simpson
         Christine Simpson, Vice President

MACKENZIE SPECIFIED INCOME FUND, L.P.
By MacKenzie Patterson Fuller, Inc., General Partner

By:      /s/ Christine Simpson
         Christine Simpson, Vice President

MACKENZIE PATTERSON SPECIAL FUND 5, LLC
By MacKenzie Patterson Fuller, Inc., Manager

By:      /s/ Christine Simpson
         Christine Simpson, Vice President

MP INCOME FUND 16, LLC
By MacKenzie Patterson Fuller, Inc., Manager

By:      /s/ Christine Simpson
         Christine Simpson, Vice President

C.E. PATTERSON

/s/ C.E. Patterson

                                  EXHIBIT INDEX


Exhibit           Description

(a)(1)            Offer to Purchase dated September 22, 2004*

(a)(2)            Revised Letter of Transmittal

(a)(3)            Form of Letter to Unit holders dated September 22, 2004*

(a)(5)            Form of Letter to Unit holders dated October 5, 2004**

(a)(6)            Form of Letter to Unit holders dated October 22, 2004

(a)(7) Notice of Withdrawal from West Putnam Housing Investors III, LLC Tender Offer**

(a)(8) Press Release


* Previously filed and incorporated by reference from the Schedule TO filed with the SEC by the Purchasers on September 23, 2004

** Previously filed and incorporated by reference from the amended Schedule TO filed with the SEC by the Purchasers on October 5, 2004